07007173

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.C. Rideau Lyons & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL RECEIVED MAY 2007 WASH, D.C. 200 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5455 Wilshire Blvd, Suite 2131
(No. and Street)

Los Angeles (City) Calif. (State) 90036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrew M. Smith CPA
(Name – *if individual, state last, first, middle name*)

3726 Long Beach Blvd (Address), Long Beach (City) Calf. (State) 90807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, La Mon Lyons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I. C. Ridom Lyons & Company, as of April 1, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

EMMANUEL GARCIA
Commission # 1724060
Notary Public - California
Los Angeles County
My Comm. Expires Feb 8, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I.C. RIDEAU LYONS & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2006

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews180@aol.com
Ib Page: andrewmsmithcpa.com

Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as Ill as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2006, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Andrew M. Smith

Andrew M. Smith Certified Public Accountant
Long Beach, California
March 26, 2007

ms:AMS

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Ib Page: andrewmsmithcpa.com

Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as lll as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2006, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Andrew M. Smith Certified Public Accountant
Long Beach, California
March 26, 2007

ms:AMS

I.C. RIDEAU LYONS COMPANY, INC.

Statement of Financial Condition

December 31, 2006

ASSETS

Current Assets		
Cash		$ 60,744
Accounts Receivable (Note 5)		271,741
Prepaid Expenses		28,654
Advances		6,098
Total Current Assets		367,237
Non-current Assets		
Accounts Receivable (Note 6)		-
Property & Equipment (Note 1)		12,988
Less: Accumulated Depreciation		-
		12,988
Total Assets		$ 380,225

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable		$ -
		-
Total Current Liabilities		-
SHAREHOLDERS' EQUITY		
Common Stock (No par value; 250,000 shares authorized, 106,250 shares issued and outstanding		145,000
Additional Paid In Capital		170,450
Retained Earnings		
Prior Year	84,649	
Current Earnings	(19,874)	
		64,775
Total Equity		380,225
Total Liabilities and Equity		$ 380,225

-

Accountant's report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Underwriting Income	$ -
Financial Advisory Income	34,446
Other Income	-
	34,446
Operating Expenses	
Clearing Expenses	-
Regulatory Fees	2,884
Net Trading Losses	-
Sales Commissions	-
General and Administrative	51,436
Total Operating Expenses	54,320
Operating Profit	(19,874)
Interest Income	-
INCOME BEFORE INCOME TAXES	(19,874)
Provision for Income Taxes - Note 2	-
NET INCOME BEFORE DISTRIBUTION	(19,874)
Distribution to Stockholders	-
NET INCOME	(19,874)
Retained Earnings (Defecit), December 31, 2005	84,649
Retained Earnings (Defecit), December 31, 2006	$ 64,775

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (19,874)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	(39,405)
(Increase) decrease in:	
Prepaid Expenses	(28,654)
Advances	(275,584)
Increase (decrease) in:	
Accounts Payable	-
Accrued Expenses	-
Syndicated Accounts Payable	-
Net Cash provided by operating activities	(363,517)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in Long Term Receivables	327,069
Property and Equipment	36,808
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Investments	-
Net Increase (Decrease) in Cash	360
Cash Balance at 12/31/2005	60,385
Cash Balance at 12/31/2006	$ 60,744

Accountant's report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of the Year	$145,000	$ 170,450	$ 84,649	$400,099
Net Income			(19,874)	(19,874)
End of the Year	$145,000	$ 170,450	$ 64,775	$380,225

Accountant report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.

Notes to Financial Statements
Year ended December 31, 2006

Note 1 - Organization and Significant Accounting Policies

Organization

I.C. Rideau Lyons & Company, Inc. is a California corporation organized September 16, 1985 for the purpose of providing investment banking services.

Revenue Recognition

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payable arise from revenues earned and collected by the company which is due to other syndicate participants.

Furniture and Equipment

Furniture and equipment is recorded at cost and is depreciated over the estimated useful lives of the assets using the straight line and double declining balance method.

NOTE 2 - INCOME TAXES

The Company has elected to report its income as an C Corporation. In previous years the Company elected to report its income as an S Corporation. For federal income tax purposes, an S corporation passes its taxable income, losses, deductions, and credits to its shareholders; whereas a C Corporation is taxed directly on its taxable income. For the year ended December 31, 2006 the company experienced a net loss and accordingly, no provision for federal income taxes has been made in these financial statements. California state income taxes are as follows:

Current		$ 800
Deferred	-	
	$ 800	

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid of the resulting net capital ratio which would exceed 10 to 1). At December 31, 2006, the Company had net capital of $62,640 which was in excess of its required net capital of $50,000. The Company's net capital percentage was 0.00% (see Schedule II).

NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $650 per month

NOTE 5- ACCOUNTS RECEIVABLE-CURRENT

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.

Supplemental Information

Schedule I

I.C. Rideau Lyons Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Total ownership equity from statement of financial condition	$ 380,225
Deduct:	
Ownership equity not allowable	(319,456)
Net Capital	$ 60,769

Schedule II
I.C. Rideau Lyons Company, Inc.
Computation of Basic Net Capital Requirement
As of December 31, 2006

1.	Minimum net capital required (6-2/3% of line 8)	$ -
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
3.	Net capital requirement (greater of line 1 or 2)	50,000
4.	Excess net capital	10,769
5.	Excess net capital at 1000% (excess net capital less 10% of line 8	10,769

Computation of Aggregate Indebtedness

6.	Total liabilities from Statement of Financial Condition	-
7.	Add: A. Drafts for immediate credit B. Market value of securities borrowed for which equilavent value is paid or credited C. Other unrecorded amounts	
8.	Total aggregate indebtedness	$ -
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)	0.00%

Audited vs. Unaudited Net Capital	
Net Capital Per Audit	$ 60,769
Net Capital Per Focus Report	$ 60,769
	0

I.C. RIDEAU LYONS COMPANY, INC.
Reconciliation of Audited Net Capital to Focus Report Submitted
December 31, 2006

Net Allowable Capital per Audit	
Cash	$ 60,743.90
Qualified Accounts Receivables	25.00
Less: Current Liabilities	-
Net Allowable Capital	$ 60,768.90
Net Allowable Capital per Focus Report	
Cash	$ 60,769.00
Accounts Receivable	
Less: Current Liabilities	-
Net Allowable Capital	$ 60,769.00
Reconciliation of Audit Report to Focus Report	
Balance per Focus Report	$ 60,769.00
Add: Increase in Cash	
Net Allowable Capital per Audit	$ 60,769.00

I.C. Rideau Lyons Company, Inc.

Schedule III

Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2006

Not applicable

END